Exhibit 99.2

LUFAX HOLDING LTD

(a limited company incorporated in the Cayman Islands)

Amended and Restated Phase II Share Incentive Plan

I.	Definitions

Unless otherwise stated, the following terms or abbreviations used herein shall have the following meaning:

Board	means the board of Directors of the Company

Director	means any director of the Company

Administrator	means the Board or any Director, committee or any other person designated by the Board for the purpose of administration and implementation of this Plan

Initial Public Offering	means the initial public offering and listing of the Shares of the Company on the New York Stock Exchange on October 30, 2020

Share	means (i) the Class A ordinary share of the Company prior to the Initial Public Offering; or (ii) the ordinary share of the Company with a par value of US$0.00001 per share after the Initial Public Offering

Share Option/ Option	means the right granted to a Participant to purchase a certain number of Shares of the Company over a certain period at a predetermined price and subject to the predetermined terms and conditions

Employment Relationship	means the labor or employment relationship with the Company and the Related Entity

Officer	means Chief Executive Officer, general manager, deputy general manager, assistant general manager, financial principal, and any other person determined in accordance with the relevant articles of association of the Company and by the Board from time to time

Fair Market Value of Shares	means, as of any date, the value of the Shares determined as follows: (i) if there is any public market for the Shares, the closing price per share as quoted on the principal exchange the Board determines to be the principal market on the last trading date immediately prior to the date of determination (or if no closing price is reported on that date, the closing price on the last trading date on which such closing price is reported) or (ii) if there is no public market of the Shares as referred in clause (i), the value determined by the Board in good faith on the basis of the following factor: value per share appraised by a qualified appraiser approved by the Board

Related Entity	means any entity directly or indirectly controlling or controlled by the Company through voting or contractual arrangement, or directly or indirectly under common control with the Company

Participant	means the Company’s Director, Officer, Employee, consultant or any other person determined by the Board who is eligible to participate in this Plan

Competition Event	a Competition Event occurs if any Participant (i) becomes shareholder, director, officer, employee, consultant or partner of any competitor of the Company or Related Entity; or (ii) engages in any act that may bring competitive advantages for the competitor

Company	means Lufax Holding Ltd (formerly known as Wincon Investment Company Limited), a company incorporated and validly existing under the laws of the Cayman Islands

Shareholder of the Company	means existing shareholder of the Company, excluding any potential investor of the Company or any Participant who Exercises their awards pursuant to any share incentive plans of the Company (including this Plan)

Share Incentive Plan /this Plan/Plan	means this Amended and Restated Phase II Share Incentive Plan

Grant Notification of Option	means the notice given to the eligible Participants to grant a certain number of Options to such Participants

Disability	means that a Participant is unable to carry out the responsibilities and functions of the position held by the Participant by reason of any work-related or non-work-related disability or disease as evidenced by the labor ability appraisal conclusion issued by the competent agency under legal standards in accordance with laws and regulations then in force

Grant	means the act of granting the Option to the Participant under this Plan

Grant Date	means the date on which the Option is granted to the Participant

Vest/Vesting/Vested	means an act of administration through which a certain number of Options that are non-exercisable become exercisable within the agreed timeframe in consideration of the Company’s performance and the achievement of the applicable Participant

Applicable Laws	means requirements of any applicable laws related to the Shares, requirements of any applicable laws related to the administration of the share incentive plan, rules of any relevant stock exchange and national market mechanism, and laws and regulations of any jurisdiction that are applicable to the grant of Option to any person residing in any jurisdiction

Employee	means any person who maintains Employment Relationship with the Company or its Related Entity

Exercise	means the act that the Participant purchases the Shares of the Company at a predetermined price and subject to the predetermined terms and conditions within the specified period

Exercise Price	means the price at which the Participant purchases the Shares, which is predetermined by the Board at time of granting the Option to the Participant and specified in the Grant Notification of Option

Initial Date of Exercise	means the date on which the Participant is entitled to Exercise the Vested Options pursuant to this Plan and any other provisions regarding the Exercise approved by the Board or Administrator

Validity Period	means the period of time commencing from the date on which the Option is granted to the Participant and ending on the date on which the Option becomes invalid

II.	General Provisions

1.

To attract and retain talents, promote long-term sustainable development of the Company and its Related Entities, maximize the value for Shareholders of the Company and achieve win-win situation among shareholders, the Company and Employees, the Board formulates and entrusts the Administrator to implement this Plan.

2.

Eligible Participants will be granted a certain number of Options which can become Vested and be Exercised by the Participant, subject to certain conditions and time requirements, and ultimately the Participant can decide to sell the corresponding Shares at his or her discretion and obtain the proceeds from such sale.

III.	Grant of Option

1.	The maximum aggregate number of Shares which may be issued pursuant to all Options granted under this Plan shall be 10,000,000 Shares.

2.	The Board shall review and decide whether to grant Options on an annual basis based on the need of business development.

3.	The scope and identification of the Participants, and the amount of Option granted under this Plan shall be determined by the Board based on the positions and performance of the Participants.

4.

The Exercise Price of Options granted hereunder shall be appraised at the direction of the Board and determined in accordance with the following principles, and shall be specified in the Grant Notification of Option then issued to the Participants:

(1)	The Exercise Price of Option shall not be lower than the higher of the following:

a) the Fair Market Value of the Share on the Grant Date;

b) the par value of the Share.

(2)	Subject to the laws and the listing rules of the jurisdiction where the Shares of the Company are listed, the Board is entitled to ultimately decide on the Exercise Price of the Option.

5.

Unless otherwise provided by Applicable Laws and agreed by the Board, the Participant shall not pledge, transfer or dispose of the Options in any other way during the Validity Period; and in the event of any breach of this Plan by any Participant in his or her disposal of the Options,, all the Options held by the Participant (regardless of being vested or not) shall be forfeited on and after the date of such breach. Without affecting the forgoing, this Plan shall be binding on the successor or assignee of the Participant.

6.

The Granting, Vesting, Exercise and all other actions relating to the Options shall comply with this Plan, relevant resolutions adopted by the Board and provisions of Applicable Laws. The Company, Shareholders of the Company and Related Entities shall not be responsible for failure to obtain the necessary approval, registration or filing for Grant, Vesting, exercise and other matters of Options from any competent regulator other than those due to intentional or gross negligence on the part of the Company, Shareholders of the Company or Related Entities.

7.

The Board shall formulate the Key Terms of Phase II Share Incentive Plan and the Notice to Employees (Amended and Restated) (the “Notice Letter”), and the Participant shall sign and promise to abide by the Notice Letter before obtaining the eligibility for Option.

8.

If the Participants are or are likely to be restricted or prohibited from trading securities under the listing and trading rules of the jurisdiction where the Company are listed or any other applicable rules, regulations or laws, the Company shall not grant any Option to the Participant, and even if the Company grants, the Participant shall not accept any Option.

IV.	Vesting of Option

1.

Unless otherwise decided by the Board, the Options granted under this Plan shall be vested over a period of 4 years. The first vesting date shall be the first anniversary of the Grant Date (or the first anniversary of the day immediately following the Grant Date if there is no anniversary of the Grant Date ). Unless otherwise provided in item 2 of Paragraph IV of this Plan, the maximum amount of Options that are vestable in each year shall be 25% of the total Options granted in each installment.

2.

The Board shall, based on the Options to be vested in each year (that is, the total Options granted in the installment/scheduled vesting frequency), calculate the number of Options actually vested based on the performance of the Company and individuals:

(1)

The number of Options actually Vested by a Participant in any year (the “Actual Vesting Amount of that Year”) shall be the product of the Options then vestable by such Participant multiplied by a coefficient (the “Option Vesting Coefficient”) determined by the Board for the Company and the Related Entities based on achievement of the operating targets of the Company and applicable Related Entities determined by the Board for the preceding year. If the Option Vesting Coefficient is less than 100% for any of the first three Vesting years, any portion of the Options unvested for that year may be postponed to the immediately following year (not any further following year) to determine whether such unvested Options are vestable based on the vesting schedule. If 1) the Option Vesting Coefficient for the immediately following year is 100%, then all the unvested Options shall be Vested; and 2) Option Vesting Coefficient for the next year is less than 100%, all the unvested Options shall be canceled. If the Option Vesting Coefficient for the fourth vesting year is less than 100%, the unvested portion shall be immediately canceled.

(2)

If the latest annual performance ranking of a Participant falls within the last 10% of his/her ranking group, such Participant shall be disqualified from Vesting the Option for the current year, and the corresponding Options that are vestable for that year shall be canceled, for which the Company will not make any other compensation.

3.

Notwithstanding the foregoing, the Board may, in accordance with its authority, set forth the Vesting frequency and amount and special Vesting rules of each installment of Options to be Vested, either whole or individually.

V.	Exercise of Option

1.

Unless otherwise provided in this Plan, the Validity Period of each installment of Option granted to the Participant under this Plan shall be 10 years from the Grant Date, and the Options that are not exercised during the Validity Period shall be canceled; and the Board may decide whether to extend the Validity Period if necessary.

2.

Unless otherwise provided by this Plan and the Board or required by Applicable Laws, the Participant shall, from the Initial Date of Exercise to the end of Validity Period, make an Exercise application in accordance with the Exercise procedures, method and notice determined by the Company at the time, and after the necessary elements such as the Exercisable number, Exercise qualification and compliance conditions are confirmed by the Company, the Participant may exercise any vested Option by giving an Exercise Instruction to the party designated by the Company. The specific Exercise procedures and methods may be amended by the Company from time to time based on the actual situation and come into force upon approval by the Board or its authorized director. The Initial Date of Exercise shall be no earlier than six months after the Initial Public Offering; and the maximum interval between the Initial Date of Exercise and the Grant Date shall not exceed eight years. The Participant will be notified in due course of the specific Initial Date of Exercise by the Board.

3.

The Participant shall exercise the Option at Exercise Price determined at the time of grant and stated in the Grant Notification of Option, and shall bear corresponding taxes, foreign exchange and other costs. If, for any reason attributable to the Participant, including but not limited to insufficient personal funds and issues concerning personal foreign exchange, the Participant fail to exercise the Options in full, Participant shall bear the consequential responsibilities and losses.

4.

When exercising the Option, the Participant shall pay taxes in full in accordance with the provisions of the relevant laws and regulations. If the Company or Related Entities is then required to withhold the tax, the Participant shall cooperate with the Company or Related Entities.

5.

The Option may only be exercised by the Participant and the successor determined under this Plan. An Option shall have been exercised if the Participant has issued exercise notice to the Company and/or other entities determined by the Board under this Plan (the Company shall properly determine and provide the form of exercise notice), fully paid the Exercise Price and taxes under the applicable laws, and the Shares of the Company underlying the Option to be Exercised by the Participant is directly or indirectly registered under the name of such Participant.

6.

Before a Participant is registered as a shareholder in the register of shareholders of the Company, such Participant shall not be entitled to any shareholders’ rights or interests attached to any share underlying the Option under this Plan.

7.

After a Participant becomes a shareholder of the Company by exercise of his/her Option under this Plan, such Participant shall be bound by the articles of association and other relevant documents of the Company. For the avoidance of doubt, unless otherwise provided in this Plan, the Participant shall not be entitled to any rights superior to other common shareholders ranking pari passu with respect to the shares issued to such Participant from Exercising his/her Option.

8.

To the extent permitted by the Applicable Laws and in case of viability, notwithstanding the item 5 of this Paragraph V, as an alternative to the payment and exercise method of Exercise Price listed in this Plan, with the consent of the Board, the Participant may pay the Exercise Price by “simultaneous sale” promise. In other words, the Participant irrevocably chooses to exercise his/her Option, and at the same time he/she sells the stocks purchased due to exercise that can at least pay the Exercise Price (up to all the stocks purchased due to exercise), and the Participant promises to directly pay the equal consideration of the Exercise Price to the Company when selling the stocks, and the sales proceeds exceeding the Exercise Price shall be paid to the Participant.

9.

Unless approved by the Board or the shares in this Plan are held by the successor of the Participant due to the death of the Participant, any transfer of the shares issued to such Participant from Exercising his/her Option shall be conducted on the secondary market, and any such share shall not be transferred by other means (including but not limited to the transfer inside the Participant). The transfer of such shares by the Participant shall also comply with the laws and regulations of the place where the shares are listed and the rules of the exchange (including but not limited to the provisions on the lock-up period).

10.

The exercise of the Option and the issuance and subsequent transfer of the share issuable upon such exercise shall comply with all the Applicable Laws, and shall obtain the approval from the Company’s counsel about the legitimacy, otherwise shares exercisable shall not be issued or subsequently transferred.

11.

The Board may, in accordance with its authority, set forth separately the maximum number of Options that is entitled to be exercised in each year after the Initial Date of Exercise, either as a whole or individually.

VI.	Special Disposal of Option

1.	If a Participant cancels or terminates the Employment Relationship with the Company or the applicable Related Entities:

(1)

if the Employment Relationship is canceled or expires prior to the Initial Public Offering of the Company and within half-year period following the Initial Public Offering of the Company (i.e. before April 30, 2021) (except for the circumstances described in items (2) and (3) of this Paragraph) for whatever reason, all the Options held by such Participant (whether Vested or not) shall be forfeited, and the Company shall not make any compensation therefor;

if the Employment Relationship is canceled or expires after half-year period following the Initial Public Offering of the Company (i.e. on or after April 30, 2021) (except for the circumstances described in items (2) and (3) of this Paragraph) without occurrence of the circumstances provided in item 2 of this Paragraph or Paragraph VII, the Participant shall have 90 exercisable days for all Vested but unexercised Options held by him or her, and unvested Options shall be forfeited immediately; the foregoing“exercisable day”shall mean any date on which the Administrator notifies the Participant that any of his or her vested Options become exercisable; if the Options are not exercised within such 90 exercisable days, the Participant shall be deemed to have waived all the Options and the Company will forfeit such Options without consideration;

(2)

if a Participant retires after he/she serves for more than 5 years in the Company at the legal retirement age, or if a Participant early retires, leaves office or dies due to Disability resulted from work-related injury, and there is no occurrence of the circumstance set forth in item 2 of Paragraph VI and Paragraph VII, the granted Option may be continuingly held by such Participant or his/her successor and may be Vested, exercised and sold for benefit by such Participant or his/her successor pursuant to this Plan;

(3)

if a Participant early retires, leaves office or dies not due to Disability resulted from work-related injury, and there is no circumstance set forth in item 2 of Paragraph VI and Paragraph VII, the vested Option may be continuingly held by such Participant or his/her successor and may be Vested, exercised and sold for benefit by such Participant or his/her successor pursuant to this Plan; and the unvested Options shall be forfeited, for which the Company shall not make any compensation.

2.

In case of any violation of discipline and regulations committed by any Participant during his/her employment, the Company or any other entity determined by the Board shall have the right to dispose of the Options held by such Participant with due consideration of the circumstances, including but not limited to:

(1)

if the Options of such Participant have not been exercised, the Company or any other entity determined by the Board shall have the right to cancel all or part of the Options (whether effective or not) without any compensation.

(2)

if the Options of such Participant have been exercised, the Company or any other entity determined by the Board shall have the right (but not the obligation) to repurchase in one or several times all or part of the shares or related rights acquired by such Participant due to the exercise of the Options granted hereunder at the lower of the Exercise Price paid by such Participant (if applicable) or the Fair Market Value of Shares (approved by the Board), and the frequency and amount of repurchase of the shares shall be determined by the Company or any other entity determined by the Board.

3.	Notwithstanding the foregoing, the Board may provide, in its authority, the specific treatment rules for Options in whole or separately.

VII.	Competition Event

1.	In case of any Competition Event of any Participant:

(1)

If, during the existence of the employment relationship or within 3 years after the cancellation or termination of the employment relationship, any Participant engages in any Competition Event without the written consent of the Company or the applicable Related Entity, all the Options (whether effective or not) held by the Participant shall be forfeited without any compensation;

(2)

After a Participant exercises his/her Option, the Company or any other entity determined by the Board shall have the right (but not the obligation) to repurchase the shares obtained by the Participant due to such exercise upon the following terms at any time: after such Participant engages in a Competition Event, the Company or any other entity determined by the Board shall have the right to repurchase in one or several times all or part of the shares or related rights acquired by such Participant due to the exercise or vesting of such Option at the lower of the Exercise Price paid by such Participant (if applicable) or the Fair Market Value of Shares (approved by the Board), and the frequency and amount of repurchase of the shares shall be determined by the Company or any other entity determined by the Board.

VIII.	Related Matters

1.

Unless otherwise provided by Applicable Laws and with the consent of the Board, no eligible Participant shall hold the Options on behalf of others, otherwise all the Options held by the eligible Participant (whether valid or not) shall be cancelled.

2.	This Plan and any information and documents relating to the Options are confidential. Any Participant shall not disclose it to any third party without the prior written consent of the Board.

3.	The Board is entitled to interpret this Plan. Any determination and interpretation made by the Board shall be final, conclusive and binding on all parties.

IX.	Administration Body of this Plan and its Duties

1.	The Board is responsible for determining the principles and framework of this Plan and ultimately reviewing and approving the relevant matters of this Plan.

2.	The Board may, depending on the circumstances, authorize the Administrator to carry out relevant matters and some functions and powers related to the implementation of this Plan.

3.	This Plan, after being approved, shall be administered and implemented by the Board or the Administrator.

4.

The Board has the right to determine that the Shares hereunder shall be under escrow and administrated by the qualified Administrator appointed by the Board, and the specific arrangements related to the escrow or administration shall be decided by the Board.

5.	During the term of this Plan, the Company shall reserve a certain number of authorized share capital. The number of such share capital shall be sufficient to satisfy the requirements of this Plan.

6.

In the event of an increase or decrease in the number of shares issued by the Company due to stock split, dividends, merger, reclassification or similar transactions affecting shares, the Board shall have the right to adjust the Options under this Plan, the number and price of shares and other matters, and the Board’s decision shall be final and binding. If the Company issues any type of share or securities that can be converted into any type of share, the shares obtained by the Participant due to exercise of relevant Options will be diluted accordingly; that is, the proportion of such shares in all issued shares of the Company will be reduced accordingly.

X.

In the event that the Applicable Laws change or adjust, the Board may designate another entity’s options to replace the Options originally granted. The specific plan shall be decided by the Board and the Participant shall accept it unconditionally.

XI.

The Board shall have the right to terminate, revise or adjust this Plan in any event, and the Board shall have the right but not the obligation to determine alternative plan and the Participant shall accept it unconditionally.

XII.

The Board reserves the right to amend this Plan in accordance with applicable laws or the need of the development of the Company, and the Participants shall accept corresponding amendment of this Plan in the future.

XIII.	Entire Agreement

This Plan II, the Grant Notification of Option and the Notice Letter shall jointly constitute the entire agreement of the Participants and the Company with respect to this Plan and supersede all prior undertakings and agreements between the Company and the Participants with respect to this Plan in their entirety. Nothing in this Plan, the Grant Notification of Option and the Notice Letter (unless expressly provided in such documents) shall be deemed to be intended to grant to any person other than the Participants and the Company any rights or remedies.

XIV.	Governing Law

This Plan, the Grant Notification of Option and the Notice Letter shall be governed by and construed in accordance with the laws of the People’s Republic of China (for purpose of this Plan, excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan). If any provision of this this Plan, the Grant Notification of Option and the Notice Letter is found to be invalid or unenforceable, then such provision shall be enforced to the fullest extent permitted by law, and the other provisions shall remain valid and enforceable.

XV.	Dispute Resolution

Any dispute arising from this Plan, the Grant Notification of Option and the Notice Letter or in relation to them shall be submitted to Shanghai International Economic and Trade Arbitration Commission for arbitration which shall be conducted in accordance with the arbitration rules in effect at the time of applying for arbitration. The arbitral award shall be final and binding upon the Parties. The arbitration place shall be Shanghai.

XVI.	Title

The titles used in this Plan, the Grant Notification of Option and the Notice Letter shall be for convenience only and shall not be deemed to be part of the Document or affect the interpretation thereof.

XVII.	Notice

Any notice required or permitted under this document shall be given electronically or in writing. If in writing, the notice shall be deemed effectively given upon delivery to the address shown on the records of the Company or as updated from time to time.